July 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Madeleine Mateo

Re:	SouthState Corporation
Registration Statement on Form S-4
File No. 333- 280541
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333- 280541) filed by SouthState Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2024, as amended on July 12, 2024 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m., Eastern Time, on July 16, 2024, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact George R. Bason, Jr. at (212) 450-4340 or george.bason@davispolk.com or Evan Rosen at (212) 450-4505 or evan.rosen@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Bason or Mr. Rosen when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

SOUTHSTATE CORPORATION

By:	/s/ John C. Corbett
Name:	John C. Corbett
Title:	Chief Executive Officer

cc:	George R. Bason, Jr., Davis Polk & Wardwell LLP
Evan Rosen, Davis Polk & Wardwell LLP